UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K             SEC File Number: 1-9298
[X] Form 10Q   [ ] Form N-SAR                           Cusip Number:  755103108


For Period Ended: October 2, 2005
                  ----------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -------------


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Entire Form 10-Q
----------------

PART I - REGISTRANT INFORMATION

Raytech Corporation
Full Name of Registrant

-----------------------------------------------
Former Name if Applicable

711 Tech Drive
Address of Principal Executive Office (Street and Number)

Crawfordsville    IN    47933
-----------------------------
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

See Attachment A

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard P. McCook                       765                         359-2891
--------------------------------------------------------------------------------
(Name)                              (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). X Yes No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? X Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A
--------------------------------------------------------------------------------

                               RAYTECH CORPORATION
                               -------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17, 2005            By: /s/ Richard P. McCook
      -----------------                ----------------------
                                   Name: Richard P. McCook
                                   Title: Executive Vice President and
                                          Chief Financial Officer


                                    ATTENTION

           Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001)

Attachment A

Answer to Part III

The Report on Form 10-Q of Raytech Corporation (the "Company") for the fiscal quarter ended October 2, 2005 cannot be filed timely and the reason for the untimely filing cannot be eliminated without incurring unreasonable effort and expense. The filing is being delayed because the Company has determined that the Form 10-Q for the second quarter ended July 3, 2005 needs to be restated. The restatement is not yet complete and will impact the Form 10-Q for the third quarter ended October 2, 2005.

Raytech established a fresh start income tax reserve of $1.6 million in 2001 when it emerged from Chapter 11 bankruptcy. This reserve was no longer necessary as a result of a settlement with the Internal Revenue Service during the quarter ended July 3, 2005. The financial statements of Raytech included in its Form 10-Q for the quarter ended July 3, 2005 reflected the elimination of this tax reserve as a reduction in the provision for income taxes. Upon further consideration by Raytech, the elimination of this tax reserve should have been treated as a reduction of goodwill. As a result, the net loss for the 13 weeks and 26 weeks ended July 3, 2005 will be $5.0 million or $0.12 per share and $3.3 million or $0.08 per share, respectively.

These tasks will not be completed by the Company until after the due date for the Form 10-Q for the quarter ended October 2, 2005. The Company expects to file its Form 10-Q for the fiscal quarter ended October 2, 2005 within five calendar days after the prescribed due date of such Form 10-Q.

The Company believes a potential material weakness exists in the financial reporting process because there was a misinterpretation of generally accepted accounting principles related to the accounting for the tax reserves discussed above.

Answer to Part IV (3)

The Company estimates a net loss for the thirteen-week period ended October 2, 2005 of approximately $5.0-$6.0 million or $0.12-$0.14 loss per basic and fully diluted share compared to a net loss of $3.3 million or $0.08 per basic and fully diluted share for the same period in the prior year. For the thirty-nine-week period ended October 2, 2005 the Company estimates a net loss of $8.3-$9.2 million or $0.20-$0.22 loss per basic and fully diluted share compared to a net loss of $1.8 million or $0.04 per basic and fully diluted share for the same period in the prior year.

Net sales for the thirteen-week period ended October 2, 2005 of $54.9 million compares to $54.0 million for the same period in the prior year, an increase of $0.9 million or 1.8%. Net sales for the thirty-nine-week period ended October 2, 2005 of $178.9 million compares to $169.0 million for the same period in the prior year, an increase of $9.9 million or 5.9%.

The decrease in earnings is primarily due to the continued poor performance of the Domestic OEM segment, restructuring expenses recorded in 2005 and a $1.8 million impairment charge to write-down the carrying value of the related assets to net realizable value for the exit of its steel stamping business.